May 9, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 3030

Attn: Mr. Geoff Kruczek, Senior Attorney

Re:	Colfax Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 16, 2016 Comment Letter dated April 26, 2016 File No. 001-34045

Dear Mr. Kruczek,

This letter sets forth the response of Colfax Corporation (the “Company,” “we,” “our” or “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 26, 2016 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-34045) (the “10-K”).

For your convenience, we have repeated the Staff’s comment in bold type face, broken into sections, so that we can address each aspect of the Comment Letter in our response below such comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 11. Executive Compensation, page 94

1[A].	Please revise future filings to clarify how the compensation you pay relates to your executive compensation philosophy and practices. For example, your disclosure refers to the linkage of equity awards and stock price, which you disclose incentivizes long-term success.

Response:

In future filings, we will enhance our disclosures to further clarify how the different elements of our executive compensation program relate to and implement our compensation

United States Securities and Exchange Commission

Division of Corporate Finance

May 9, 2016

philosophy. We address below some of the disclosures in the Compensation Discussion and Analysis (“CD&A”) included in our Definitive Proxy Statement as filed with the Commission on April 1, 2016 (the “DEF14A”) which we believe address the points raised in the Comment Letter.

The elements of our executive compensation program are intended to implement the objectives of our compensation philosophy, as described in the DEF14A at page 20, and to work together, incentivizing performance over different time horizons and encouraging executives to drive long-term Company success that, we believe, will ultimately deliver sustainable, long-term stockholder returns. The goal or purpose of our Annual Incentive Plan is “[t]o reward our executive officers for achievement in key areas of the Company and, if applicable, business operational and financial performance, as well as to recognize the executive’s individual performance during the year.” DEF14A at page 21. The purpose of our long-term incentives, consisting of stock options and performance-based restricted stock units (“PRSUs”), is to “align the rewards of executives with the interests of stockholders by encouraging sustained and superior long-term operational and financial performance and increases in stockholder returns over an extended period of time.” DEF14A at page 21. Thus, annual incentive payouts are tied to current year performance, whereas long-term incentives are designed to advance our Company objectives over a multi-year period.

1[B].	You also disclose that the long-term incentive plan aligns the rewards of executives with the interests of stockholders. However, considering the stock price decline you note and other equity awarded to your named executive officers in 2015 and earlier, it is unclear why the 2015 Special Grants were needed to motivate and retain and how such awards were “sufficiently aligned” with stockholder interests. That is, how did your compensation committee conclude that the interests of your named executives’ were aligned with shareholders as a result of the Special Grants? Given the stock price decline noted in your disclosure, it is unclear how those awards furthered an alignment of those interests.

Response:

In deciding to award the 2015 Special Grants, the Compensation Committee of our Board of Directors (the “Compensation Committee”) evaluated whether previously granted options and PRSUs were continuing to fulfill their motivational and retention objectives, and were sufficiently aligned with our Company goals and stockholder interests. In assessing this, the Compensation Committee considered a number of factors, including commodity prices, currency pressures, general economic conditions and the dynamics of our end-markets, and stock market declines during late 2014 and 2015. See DEF14A page 19. For more information on the specific external factors considered by our Compensation Committee, see pages 27 and 26 of the 10-K noting the role that a sustained decline in commodity prices, including oil, and fluctuations in currency exchange rates have played in our recent operations and results. The Compensation Committee believed that, partially because of such external factors, the exercise prices of previously granted stock options and the possibility that previously granted PRSUs may not be earned made these prior equity grants unlikely to be motivational or to serve their retention

United States Securities and Exchange Commission

Division of Corporate Finance

May 9, 2016

objectives, despite the fact that we have achieved transformative growth and accomplished many strategic achievements since 2012. Following this evaluation, the Compensation Committee determined to make the 2015 Special Grants. The 2015 Special Grants are designed to align with our stockholders’ interests in the same manner as past equity awards: by helping to retain and motivate our executives by offering a potential reward that is based on improved future financial performance and increases in share values.

1[C].	Additionally, your disclosure appears to attribute the stock price decline and inability to meet the performance criteria for previously awarded PRSUs to external factors, such as commodity price declines. Please clarify how you considered these factors in determining the performance of your named executives. Please also clarify how the previously awarded PRSUs “tie directly to performance” given the new PRSUs awarded as part of the Special Grants.

As noted throughout our CD&A, fiscal 2015 results did not meet our expectations, notwithstanding the positive factors regarding our 2015 accomplishments noted on page 18. The table on page 18 shows precisely how under-performance on our pre-established corporate performance metrics resulted in achieving a payout at only 52% of target under our Annual Incentive Plan. In addition, as explained on page 19 of our CD&A, even though our stock price outperformed our peers’ from 2010 until near the end of 2015, our executives shared the impact of our stock price decline through “diminished realizable pay” from the options and unearned PRSUs that had been granted over the prior four years. These awards and the 2015 Special Grants are tied to performance by having value, if at all, that is based on our stock price performance and, in the case of PRSUs, through terms for earning the PRSUs that are based on earnings per share growth goals.

1[D].	Finally, you disclose that you do not permit the re-pricing of underwater options; however, the Special Grants appear to have a similar function and purpose, but without the shareholder approval you indicate would be necessary to re-price.

We respectfully note that the 2015 Special Grants were distinct awards tied to future performance and did not constitute repricings. Section 3.3 of the Company’s 2008 Omnibus Incentive Plan, as amended and restated (the “Plan”), provides as follows in pertinent part:

“…the Company may not, without obtaining stockholder approval: (a) amend the terms of outstanding Options or SARs to reduce the Option Price or SAR Exercise Price of such outstanding Options or SARs; (b) cancel outstanding Options or SARs in exchange for or substitution of Options or SARs with an Option Price or SAR Exercise Price that is less than the Option Price or SAR Exercise Price of the original Options or SARs; or (c) cancel outstanding Options or SARs with an Option Price or SAR Exercise Price above the current stock price in exchange for cash or other securities.”

This Plan language applies to the amendment or cancellation of outstanding option or SAR awards. The Company has neither amended nor cancelled any outstanding awards and will not do so without the requisite stockholder approval. The 2015 Special Grants were new grants

United States Securities and Exchange Commission

Division of Corporate Finance

May 9, 2016

of options and PRSUs that are subject to vesting over different periods than the outstanding awards and, for the PRSUs, have different performance metrics, and were not granted in exchange for or substitution of any of the outstanding equity awards. Furthermore, please note that the above Plan provision does not apply to any award types other than options and SARs, and therefore is inapplicable with respect to the PRSUs.

Closing

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact C. Scott Brannan, SVP, Finance & Chief Financial Officer, at (301) 323-9005 (scott.brannan@colfaxcorp.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

COLFAX CORPORATION

By:	/s/ C. Scott Brannan
Name:	C. Scott Brannan
Title:	SVP, Finance & Chief Financial Officer

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP